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                                                              Page 1 of 12 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                      Under Securities Exchange Act of 1934
                               (Amendment No. 15)*

                           Video Jukebox Network, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                            Thomas K. Pasch, Esquire
                           Saul, Ewing, Remick & Saul
                             3800 Centre Square West
                             Philadelphia, PA 19102
                                 (215) 972-7188
                 ----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 3, 1996
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                             Page 2 of 12 Pages

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      StarNet, Inc.

2.    Check the appropriate box if a member of a group*
                                                 (a) [ ]
                                                 (b) [X]

3.    SEC Use Only


4.    Source of Funds*

      AF

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                             [ ]


6.    Citizenship or Place of Organization

      Delaware

      Number of Shares                     7.    Sole Voting Power
      Beneficially Owned By                      1,883,555
      Each Reporting Person                8.    Shared Voting Power
      With                                       12,242,655
                                           9.    Sole Dispositive Power
                                                 1,883,555
                                           10.   Shared Dispositive Power
                                                 9,013,845


11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                     [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 3 of 12 Pages

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      Lenfest Communications, Inc.

2.    Check the appropriate box if a member of a group*
                                                                        (a) [ ]
                                                                        (b) [X]

3.    SEC Use Only


4.    Source of Funds*

      WC


5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                               [ ]


6.    Citizenship or Place of Organization

      Delaware

      Number of Shares                      7.     Sole Voting Power
      Beneficially Owned By Each                   1,833,555
      Reporting Person With                 8.     Shared Voting Power
                                                   12,242,655
                                            9.     Sole Dispositive Power
                                                   1,833,555
                                            10.    Shared Dispositive Power
                                                   9,013,845


11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                       [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 4 of 12 Pages

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      H.F. Lenfest

2.    Check the appropriate box if a member of a group*
                                                  (a) [ ]
                                                  (b) [X]

3.    SEC Use Only


4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                               [ ]


6.    Citizenship or Place of Organization

      United States of America

      Number of Shares                     7.     Sole Voting Power
      Beneficially Owned By                       1,833,555
      Each Reporting Person                8.     Shared Voting Power
      With                                        12,242,655
                                           9.     Sole Dispositive Power
                                                  1,833,555
                                           10.    Shared Dispositive Power
                                                  9,013,845


11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       14,210,419

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*                                                      [X]

13.    Percent of Class Represented by Amount in Row (11)

       59.3%

14.    Type of Reporting Person*

       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 5 of 12 Pages

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      StarNet Interactive Entertainment, Inc.

2.    Check the appropriate box if a member of a group*
                                                                        (a) [ ]
                                                                        (b) [X]
3.    SEC Use Only

4.    Source of Funds*

      AF

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                               [ ]


6.    Citizenship or Place of Organization

      Delaware

      Number of Shares                     7.     Sole Voting Power
      Beneficially Owned By                       -0-
      Each Reporting Person                8.     Shared Voting Power
      With                                        12,242,655
                                           9.     Sole Dispositive Power
                                                  -0-
                                           10.    Shared Dispositive Power
                                                  9,013,845


11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       14,210,419

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*                                                      [X]

13.    Percent of Class Represented by Amount in Row (11)

       59.3%

14.    Type of Reporting Person*

       CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 6 of 12 Pages

         This statement on Schedule 13D constitutes Amendment No. 15("Amendment") to the statement on Schedule 13D, dated July 28, 1993 (the "July Statement"), as amended by Amendment No. 1 thereto, dated August 9, 1993 (the "August Amendment"), as amended by Amendment No. 2 thereof, dated September 14, 1993 (the "September Amendment"), as amended by Amendment No. 3 thereto, filed December 21, 1993 (the "December Amendment"), as amended by Amendment No. 4 thereto, dated January 12, 1994 (the January Amendment), as amended by Amendment No. 5 thereto, dated February 10, 1994, and as amended by Amendment No. 6 thereto, dated February 23, 1994 (collectively, the "February Amendments"), as amended by Amendment No. 7 thereto, dated March 9, 1994 (the "March Amendment"), as amended by Amendment No. 8 thereto, dated May 9, 1994 (the "May Amendment"), as amended by Amendment No. 9 thereto, dated July 11, 1994, and as amended by Amendment No. 10 thereto, dated July 28, 1994 (collectively, the "July 1994 Amendments"), as amended by Amendment No. 11 thereto, dated August 9, 1994 (the "August 1994 Amendment"), as amended by Amendment No. 12 thereto, dated January 12, 1995 ("Amendment No. 12"), as amended by Amendment No. 13 thereto, dated September 22, 1995 ("Amendment No. 13") and as amended by Amendment No. 14 thereto, dated May 22, 1996 ("Amendment No. 14"; the July Statement; as amended by the August Amendment, the September Amendment, the December Amendment, the January Amendment, the February Amendments, the March Amendment, the May Amendment, the July 1994 Amendments, the August 1994 Amendment, Amendment No. 12, Amendment No. 13 and Amendment No. 14 are referred to collectively as the "Original Statement"). This Amendment is jointly filed by StarNet, Inc. ("StarNet"), Lenfest Communications, Inc. ("LCI"), H.F. Lenfest ("Lenfest") and StarNet Interactive Entertainment, Inc. ("StarNet INT"; StarNet, LCI, Lenfest and StarNet INT are referred to collectively herein as the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to the August Amendment. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

         This Amendment relates to the common stock, par value $.001 per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         This Amendment is filed to disclose the exercise by Island Trading Company, Inc. ("Island Trading") of its tag-along rights pursuant to the "Island Trading Tag-Along Agreement" (as defined herein) to participate as a seller in connection with the proposed arrangements (the "Proposed Transaction" as described in Amendment No. 14) between StarNet/CEA II Partners (the "Joint Venture") and StarNet and Liberty Media Corporation, a Delaware corporation ("Liberty Media") for the sale by the Joint Venture, StarNet and others to a wholly-owned subsidiary of Liberty Media ("Liberty Purchaser") of outstanding shares of the Company held by such sellers, the grant of options to Liberty Purchaser for the purchase of additional outstanding shares of the Company owned by such sellers and others, the grant of irrevocable proxies for the voting of such shares covered by the options, and the agreement of certain of the sellers to use their good faith and best reasonable efforts to cause the Company to grant to Liberty Purchaser options to purchase newly issued shares of the Company.

         Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.



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                                                             Page 7 of 12 Pages

Item 2 of the Original Statement is amended and supplemented as follows:

Item 2.           Identity and Background.

         Included in the group with the Reporting Persons for purposes of the Proposed Transaction are (a) Video Holdings Corporation ("VHC"), the Blanks and Puck (the "VHC" Group"), (b) the Wolfsons, (c) Island Trading, (d) CEA Investors Partnership II, Ltd, CEA Investors, Inc. and J. Patrick Michaels, Jr.
(the "CEA Group") and (e) the Joint Venture.

         On June 3, 1994 Island Trading exercised its rights to participate in the Proposed Transaction to the maximum extent permissible under the Tag-Along Agreement dated as of April 21, 1994 (the "Island Tag-Along Agreement") between Island Trading, the Joint Venture, CEA Investors Partnership II, Ltd. (the "Partnership") and StarNet. Accordingly, Island Trading will be included in the group with the Reporting Persons for purposes of the Proposed Transaction. Island Trading may disclaim participation in any group. Island Trading has previously filed a Schedule 13D with respect to its ownership of the Company's common stock and has informed the Reporting Persons that it intends to file amendments thereto with respect to the Proposed Transactions.

Item 5 of the Original Statement is amended and supplemented as follows:

Item 5.           Interest in Securities of the Issuer.

         The Reporting Persons believe that the aggregate number of shares of common stock of the Company outstanding as of June 3, 1996 is approximately 23,944,281. The percentage of beneficial ownership of each of the Reporting Persons included in response to Item 13 on the cover page filed herewith is computed based on such aggregate number of shares outstanding on June 3, 1996.

         In the event the Proposed Transaction is closed with the participation of the Joint Venture, StarNet, the VHC Group, the Wolfsons and Island Trading as sellers, the allocation of the 5,581,807 shares to be purchased by Liberty Purchaser and the 5,719,162 Proxy Shares to be subject to Proxies and Liberty Options to be granted to Liberty Purchaser will vary from the numbers disclosed in Amendment No. 14. The final allocations will be disclosed by an amendment to this Schedule 13D upon the execution of definitive agreements between the sellers and Liberty Purchaser.

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         By letter agreement dated June 7, 1996, Liberty Media, the Joint Venture and StarNet, Inc. agreed to extend the deadline for completion of due diligence by Liberty Media and for execution of definitive agreements until June 21, 1996. A copy of such letter agreement is filed with this Amendment No. 15 as
Exhibit 99.31.

         Upon the execution of definitive stock purchase and other agreements relating to the Proposed Transaction, this Item 6 of Schedule 13D will be amended by the Reporting Persons to reflect the terms set forth in such definitive agreements, including the number of the 5,581,807 aggregate shares to be purchased by Liberty Purchaser from, and the number of the 5,719,162 shares subject to Proxies and Liberty Options to be granted by each of the sellers to, Liberty Purchaser.

         The Reporting Persons believe that the VHC Group, the Wolfsons and Island Trading will participate in the Proposed Transaction as set forth in the Letter Agreement and the Term Sheet on the conditions set forth therein, to the


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                                                             Page 8 of 12 Pages

fullest extent permissible under the terms of the VHC Tag-Along Agreement, the Wolfson Tag-Along Agreement and the Island Trading Tag-Along Agreement.

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7.           Material to be filed as Exhibits.

         Exhibit  99.31 Letter Agreement dated June 7, 1996 between Liberty
                        Media Corporation and StarNet/CEA II Partners and StarNet, Inc.



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                                                             Page 9 of 12 Pages

                                  SCHEDULE 13D


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC., a         STARNET, INC., a Delaware corporation
Delaware corporation

By:   /s/ Harry F. Brooks               By:  /s/ Harry F. Brooks

As:   Vice President                    As:  Vice President

Dated:  6/11/96                         Dated:  6/11/96



H. F. LENFEST                           STARNET INTERACTIVE
                                        ENTERTAINMENT, INC., a Delaware
                                        Corporation

/s/ H.F. Lenfest                        By:  /s/ Harry F. Brooks

                                        As:  Vice President

Dated:  6/11/96                         Dated: 6/11/96



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                                                            Page 10 of 12 Pages

                                  EXHIBIT INDEX

Exhibit No.                           Description of Document

   99.31              Letter Agreement dated June 7, 1996 and between
                      Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc.